Jyong Biotech Ltd.

23F-3, No. 95, Section 1, Xintai 5th Road

Xizhi District, New Taipei City

Taiwan, 221

March 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Doris Stacey Gama/ Ms. Suzanne Hayes

Re:	Jyong Biotech Ltd.
Registration Statement on Form F-1, as amended
File No. 333-277725

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jyong Biotech Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday, March 31, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Shane Wu, Esq. at (202) 322-8852. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Shane Wu, Esq, by email at swu@srfc.law.

If you have any questions regarding this request, please contact Shane Wu, Esq. of Sichenzia Ross Ference Carmel LLP, at (202) 322-8852.

Very Truly Yours,

By:	/s/ Fu-Feng Kuo
Name:	Fu-Feng Kuo
Title:	Chief Executive Officer

cc:	Shane Wu, Esq. of Sichenzia Ross Ference Carmel LLP